EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Years Ended December 31

(Dollar Amounts in Thousands)

	Monongahela Power Company
	2002	2001	2000		1999	1998
Earnings:
Income from continuing operations	$33,738 *	$89,457	$94,579	**	$92,327	$82,425
Fixed charges (see below)	54,743	58,111	49,086		36,034	38,723
Income taxes	8,824	38,548	52,484	**	40,726	49,421
Amortization of capitalized interest	320	30	5		—	—
Income distributions of equity investees	3,216	7,673	8,640		—	—
Less: capitalized interest	(2,604)	(1,911)	(487)		—	—
Less: income from unconsolidated equity investees	(1,057)	(5,008)	(5,907)		—	—

Total Earnings (as defined)	$97,180	$186,900	$198,400		$169,087	$170,569

Fixed Charges:
Interest expensed and capitalized	$52,342	$54,830	$45,733		$34,603	$36,153
Estimated interest component of rental expense	2,401	3,281	3,348		1,431	2,570

Total Fixed Charges (as defined)	$54,743	$58,111	$49,086		$36,034	$38,723

Ratio of Earnings to Fixed Charges	1.78	3.22	4.04		4.69	4.40

*	Excludes extraordinary charge and change in accounting principle.
**	Excludes the effect of the extraordinary charge.